Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

IAMGOLD Corporation

401 Bay Street, Suite 3200

PO Box 153

Toronto, Ontario

M5H 2Y4

Item 2 – Date of Material Change:

October 3, 2014

Item 3 – News Release:

The news release attached hereto as Schedule “A” was disseminated over CNW Group on October 3, 2014. A copy of the news release has been filed on SEDAR and is available at www.sedar.com and EDGAR at www.sec.gov/edgar.html.

Item 4 – Summary of Material Change:

On October 3, 2014, IAMGOLD Corporation (“IAMGOLD” or the “Company”) announced that it entered into a definitive agreement (the “Agreement”) to sell its Niobec mine through a sale of all of the issued and outstanding shares of Niobec Inc. (“Niobec”) to 8961166 Canada Inc. (the “Purchaser”), an acquisition vehicle controlled by a group of companies led by Magris Resources Inc. (the “Transaction”). The sale of Niobec includes the adjacent rare earth element (“REE”) deposit. The total consideration of up to US$530 million for the Transaction is comprised of a cash payment of US$500 million payable on closing, as well as an additional contingent US$30 million if and when the adjacent REE deposit goes into commercial production. A 2% gross proceeds royalty will be payable on any REE production. The Transaction is targeted to close in the fourth quarter of 2014, subject to receipt of regulatory approvals.

Item 5 – Full Description of Material Change:

On October 3, 2014, IAMGOLD announced that it entered into the Agreement to sell its Niobec mine through a sale of all of the issued and outstanding common shares of Niobec to the Purchaser. The sale of Niobec includes the adjacent REE deposit. The total consideration of up to US$530 million for the Transaction is comprised of a cash payment of US$500 million payable on closing, as well as a contingent additional payment of US$30 million which is payable if and when the adjacent REE deposit goes into commercial production. A 2% gross proceeds royalty will be payable on any REE production.

The group of entities that have committed to provide equity financing to the Purchaser is comprised of Magris, CEF Holdings Limited (“CEF”) and ION Investments B.V. (together with Magris and CEF, the “Sponsors”), a subsidiary of Temasek Holdings (Private) Limited. Two Canadian chartered banks (the “Lenders”) have committed a US$250 million amortizing term loan and a US$25 million revolving credit facility to assist with funding the Transaction (the “Debt Financing”). The commitment for the financing is subject to satisfaction of certain customary conditions precedent for an acquisition financing.

The consideration payable on closing will be: (a) increased, by the amount, if any, of estimated closing cash; (b) decreased, by the amount, if any, of estimated closing debt; and (c) increased or decreased, as the case may be, by (i) the amount, if any, of the estimated closing Niobec tax liability, (ii) the amount, if any, by which the estimated closing capital expenditure amount is greater or less than a target capital expenditure amount, and (iii) the amount, if any, by which the estimated closing net working capital is greater or less than target net working capital. The closing purchase price, as adjusted, is also subject to customary post-closing adjustments in the event that estimated amounts are greater or less than actual amounts on closing.

The Agreement contains customary representations and warranties made by IAMGOLD to the Purchaser and customary representations and warranties made by the Purchaser to IAMGOLD. In the Agreement, IAMGOLD agreed to certain customary pre-closing conduct of business covenants relating to the operation of Niobec from the date of the Agreement until the earlier of the closing of the Transaction and the time that the Agreement is terminated in accordance with its terms.

IAMGOLD has agreed to indemnify the Purchaser, subject to certain conditions, for any losses arising from, in connection with or related to, among other things: (a) any breach or inaccuracy of any representation or warranty made by IAMGOLD in the Agreement or in a certificate delivered to the Purchaser pursuant to the Agreement; (b) any breach or non-performance of any covenant or agreement made by IAMGOLD pursuant to the Agreement; and (c) any taxes required to be paid or remitted by Niobec or its subsidiary with respect to any pre-closing tax period, except to the extent that such taxes have been taken into account when determining any adjustment to the purchase price. IAMGOLD’s indemnification obligation is subject to certain limitations and thresholds, as well as a cap on liability for breaches of representations and warranties (other than representations and warranties relating to taxes and certain representations and warranties as to certain title matters (“Fundamental Representations and Warranties”)) and pre-closing covenants of US$75 million and a cumulative cap on liability for all other indemnification obligations (including with respect to Fundamental Representations and Warranties) of US$500 million. The Purchaser has agreed to indemnify IAMGOLD, subject to certain conditions, for any losses arising from, in connection with or related to, among other things: (a) any breach or inaccuracy of any representation or warranty made by the Purchaser in the Agreement or in a certificate delivered to IAMGOLD pursuant to the Agreement; and (b) any breach or non-performance of any covenant or agreement made by the Purchaser pursuant to the Agreement.

The closing of the Transaction is subject to customary conditions precedent, including, but not limited to: (a) receipt of approvals under the Competition Act and the Investment Canada Act; (b) the absence of any action, suit, proceeding or law that makes completion of the Transaction illegal or has the effect of enjoining or prohibiting the completion of the Transaction; (c) the accuracy of the representations and warranties of each of IAMGOLD and the Purchaser; (d) the execution by IAMGOLD of a transition services agreement and a non-competition agreement; and (e) the completion of the transfer to Niobec by IAMGOLD of all of its right, title and interest to the REE deposit.

The Agreement may be terminated at any time prior to the closing date: (a) by mutual written agreement of IAMGOLD and the Purchaser; (b) by either IAMGOLD or the Purchaser if (i) the Transaction has not been completed by four months from the date of the Agreement (or, at the election of either IAMGOLD or the Purchaser, five months, if all conditions precedent have been satisfied other than receipt of the required regulatory approvals), except that the right to terminate the Agreement shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under the Agreement has been the cause of, or resulted in, the failure of the completion of the Transaction by the outside date, or (ii) after the date of the Agreement, there shall be enacted or made any applicable law that makes completion of the Transactions illegal or otherwise prohibited or a judgment shall have been rendered which enjoins IAMGOLD or the Purchaser from completing the Transaction and such applicable law and, in the case of such judgment, it shall have become final and non-appealable; (c) by the Purchaser, if, subject to a cure period, if applicable, any of the conditions precedent to the obligations of the Purchaser solely in the favour of the Purchaser have not been satisfied or waived by the closing date, provided that the Purchaser is not then in breach of the Agreement so as to have caused any such condition not to have been satisfied; or (d) by IAMGOLD, if, subject to a cure period, if applicable, any of the conditions precedent to the obligations of IAMGOLD solely in the favour of IAMGOLD have not been satisfied or waived by the closing date, provided that IAMGOLD is not then in breach of the Agreement so as to have caused any such condition not to have been satisfied.

In the event that the Agreement is terminated by IAMGOLD pursuant to clause (d) immediately above, and all conditions were satisfied or, where permissible, waived (other than those conditions that, by their nature, were to be satisfied at the closing), other than the payment of the consideration payable on closing, as a result of the failure of the Lenders to provide the Debt Financing (a “Financing Failure”), then the Purchaser shall pay or cause to be paid to IAMGOLD US$20 million (the “Financing Failure Payment”). In the event that the Agreement is terminated by IAMGOLD: (a) pursuant to clause (d) immediately above (other than as a result of a Financing Failure); or (b) if the Purchaser has not satisfied its obligations with respect to obtaining Investment Canada Act approval, provided that IAMGOLD is not then in breach of the Agreement in any material respect, then the Purchaser shall pay or cause to be paid to IAMGOLD US$40 million (the “Purchaser Breach Payment”).

Concurrently with the execution of the Agreement, the Sponsors entered into a limited guarantee in favour of IAMGOLD pursuant to which the Sponsors have guaranteed, on a several (and not joint) pro rata basis (based on their proportionate ownership of the Purchaser), the Financing Failure Payment, if and when required to be paid by the Purchaser in accordance with the terms of the Agreement and the Purchaser Breach Payment, if and when required to be paid by the Purchaser in accordance with the terms of the Agreement.

The Transaction is targeted to close in the fourth quarter of 2014, subject to the receipt of regulatory approvals.

TD Securities Inc. has provided an opinion to the IAMGOLD Board of Directors that the consideration to be received by IAMGOLD under the Transaction is fair, from a financial point of view, to IAMGOLD.

The Agreement is being filed on SEDAR concurrently with the filing of this material change report. The foregoing description of the Agreement is a summary only of certain provisions of the Agreement.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this material change report, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this material change report. For example, forward-looking statements contained in this material change report are found under, but are not limited to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words “may”, “will”, “should”, “when”. “continue”, “expect”, “believe”, “intend”, “plan”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company’s credit rating; contests over title to properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this material change report.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

The executive officer of IAMGOLD is knowledgeable about the material change and may be contacted at the following telephone number:

Jeffery Snow, Senior Vice President, General Counsel

Phone: 416-933-4955

Item 9 – Date of Report:

DATED at Toronto, Ontario this 10th of October, 2014.

IAMGOLD CORPORATION

Per:	“Tim Bradburn”
Name:	Tim Bradburn
Title:	Associate General Counsel and Corporate Secretary

Schedule “A”

TSX: IMG     NYSE: IAG

NEWS RELEASE

IAMGOLD TO SELL NIOBEC FOR A TOTAL CONSIDERATION OF US$530 MILLION

WILL FOCUS ON PROFITABLY GROWING ITS CORE GOLD BUSINESS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

Toronto, Ontario, October 3, 2014 – IAMGOLD Corporation (“IAMGOLD” or “the Company”) today announced that it has reached an agreement to sell its Niobec mine, one of the world’s three niobium producers, to a group of companies led by Magris Resources Inc. for cash proceeds of $500 million after tax upon closing. The sale of Niobec, which is located in Saint-Honoré-de-Chicoutimi in the Saguenay-Lac-Saint-Jean region, Quebec, is to include the adjacent rare earth element (“REE”) deposit. The total consideration of $530 million for the transaction is comprised of a cash payment of $500 million payable on closing, as well as an additional $30 million when the adjacent REE deposit goes into commercial production. A 2% gross proceeds royalty will be payable on any REE production.

“This sale unlocks the value of Niobec for our shareholders, positions IAMGOLD as a pure gold play and significantly improves our liquidity, which provides us with the opportunity to further improve the grade and cost structure of our portfolio of gold assets,” said the Company’s President and CEO, Steve Letwin. “On behalf of the Board of Directors, I extend my thanks to the entire Niobec team for their outstanding efforts over the years to improve their operating performance and strengthen the attractiveness of this asset. I also commend all our employees who continue to work hard and find innovative ways to improve productivity and reduce costs, getting us closer to our target of being free cash flow positive at our owner-operated gold mines, including capital spending.”

“Niobec has been a steady contributor to our operating cash flow since 2006 when we acquired this asset as part of a larger transaction,” said Carol Banducci, IAMGOLD’s Executive Vice President and CFO. “We are pleased that the group of companies is led by Aaron Regent, who brings a wealth of experience in mining and finance to Niobec. The additional liquidity provided by this sale offers IAMGOLD an opportunity to invest in the profitable growth of our gold portfolio. However, we are committed to taking a disciplined approach to investment, seeking out only appropriately-sized opportunities that improve our overall cost structure and cash flow generation capabilities. In the absence of appropriate investment opportunities we would consider reducing financial leverage (as prescribed by the terms of the bond indenture).”

The group of companies includes Magris Resources, as well as CEF Holdings Limited; which is a Hong Kong based investment company owned 50% by Cheung Kong (Holdings) Limited and 50% by the

Canadian Imperial Bank of Commerce (“CIBC”); and Temasek, which is a Singapore-based investment company with a portfolio that covers a broad spectrum of sectors.

“The transaction proceeds on closing of $500 million, when added to current cash and cash equivalents as well as the market value of the Company’s gold holdings, strengthen IAMGOLD’s liquid assets to over $800 million,” continued Banducci. “Along with the Company’s $500 million in unused credit facilities, IAMGOLD would have substantial liquidity of over $1.3 billion.”

Niobec will be reclassified as “Held for Sale” for the purposes of IAMGOLD’s fourth quarter 2014 results. Based on current estimates, the expected gain on the transaction is expected to be approximately $50 million to $60 million. The transaction is targeted to close in the fourth quarter of 2014, subject to the receipt of regulatory approvals.

TD Securities Inc. provided a fairness opinion to the Board of Directors of IAMGOLD in connection with the transaction.

CONFERENCE CALL

A conference call will be held on Friday, October 3, 2014 at 10:00 a.m. (Eastern Daylight Time) for a discussion with management regarding IAMGOLD`s sale of Niobec. A webcast of the conference call will be available through IAMGOLD`s website –www.iamgold.com.

Conference Call Information: North America Toll-Free: 1-800-319-4610 or 1-604-638-5340.

A replay of this conference call will be accessible for one month following the call by dialing: North America toll-free: 1-800-319-6413 or 1-604-638-9010, passcode: 1952#.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company’s future financial or operating performance, and other statements that express management’s expectations or estimates of future performance, other than statements of historical fact, constitute forward looking information or forward-looking statements and are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements contained in this news release are found under, but are not limited to: the Company’s guidance for production, total cash costs, all-in sustaining costs, depreciation expense, effective tax rate, niobium production and operating margin, capital expenditures, operations outlook, cost management initiatives, development and expansion projects, exploration, the future price of gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing and amount of estimated future production, costs of production, permitting timelines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future. Forward-looking statements are generally identifiable by, but are not limited to the, use of the words “may”, “will”, “should”, “when”. “continue”, “expect”, “believe”, “intend”, “plan”, “seek”, “targets”, “strategy” or “project” or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The Company cautions the reader that reliance on such forward-looking statements involve risks, uncertainties and other factors that may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by those forward-looking statements, and the forward-looking statements are not guarantees of future performance. These risks, uncertainties and other factors include, but are not limited to, changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, and financing; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; adverse changes in the Company’s credit rating; contests over title to properties; and the risks involved in the exploration, development and mining business. Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals. The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics. Actual costs and economic returns may differ materially from IAMGOLD’s estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

For a more comprehensive discussion of the risks faced by the Company, and which may cause the actual financial results, performance or achievements of IAMGOLD to be materially different from the company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form, filed with Canadian securities regulatory authorities at www.sedar.com, and filed under Form 40-F with the United States Securities Exchange Commission at www.sec.gov/edgar.html. The risks described in the Annual Information Form (filed and viewable on www.sedar.com and www.sec.gov/edgar.html, and available upon request from the Company) are hereby incorporated by reference into this news release.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities. IAMGOLD is in a strong financial position with extensive management and operational expertise.

About Magris

Magris is an emerging mining company that was formed to build and grow a significant diversified mining platform. Magris is led by Aaron Regent who previously served as President and Chief Executive Officer of Barrick Gold, and President and Chief Executive Officer of Falconbridge Ltd., and a team of veteran mining executives with a track record of managing best-in-class operations in an environmentally responsible manner with a commitment to maintaining the highest standards in safety and community relations.

About CEF Holdings Ltd

CEF Holdings Limited is a Hong Kong based investment company which is owned 50% by Cheung Kong (Holdings) Limited and 50% by the Canadian Imperial Bank of Commerce (“CIBC”). Cheung Kong (Holdings) Limited is the publicly-listed flagship company of the Cheung Kong Group of companies, the Hong Kong based multi-national conglomerate with a combined market cap of the Group in excess of US$100 billion. CIBC is a leading North American financial institution with operations around the world. CEF is an investor in significant resource assets on a global basis.

About Temasek

Temasek is an investment company based in Singapore. Supported by 11 offices globally, Temasek owns a S$223 billion (US$177 billion) portfolio as at March 31, 2014. Temasek’s investment themes centre on: transforming economies; growing middle income populations; deepening comparative advantages; and emerging champions. Its portfolio covers a broad spectrum of industries: financial services; telecommunications, media and technology; transportation and industrials; life sciences, consumer and real estate; as well as energy and resources.

For further information please contact:

Bob Tait, VP Investor Relations, IAMGOLD Corporation

Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4952 Mobile: (416) 670-3815

Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation

Tel: (416) 933-4738 Mobile (647) 280-0519

Toll-free: 1-888-464-9999 info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through CNW Group’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le

http://www.iamgold.com/French/Home/default.aspx.